Exhibit 99.1

Americas Gold and Silver Corporation Provides Q3-2023 Production Results With an Increase of 17% in Attributable Silver Production

TORONTO--(BUSINESS WIRE)--October 30, 2023--Americas Gold and Silver Corporation (TSX: USA) (NYSE American: USAS) (“Americas” or the “Company”), a growing North American precious metals producer, is pleased to provide its Q3-2023 production results.

  Q3-2023 consolidated attributable silver production rose 17% totalling approximately 0.39 million ounces compared with approximately 0.33 million ounces in Q3-2022.
  Consolidated attributable silver equivalent1 production in Q3-2023 was approximately 1.0 million ounces compared with approximately 1.3 million ounces in Q3-2022. The reported silver equivalent production was impacted by higher silver prices and lower zinc prices in Q3-2023 versus Q3-2022 as the Company uses realized quarterly prices in its calculations. These price changes negatively impacted the silver equivalent production calculation by approximately 0.3 million ounces in Q3-2023 compared to Q3-2022.
  Production was negatively impacted early in the quarter by a 5-day electrical shutdown at the Galena Complex to allow necessary hoist switchgear upgrades, as well as mobile equipment availability. The Cosalá Operations had various mill outages totalling 14 days due to heavy rain and tailings work.
  The Cosalá Operations has grown its ore stockpile to approximately 25,000 tonnes from zero at the beginning of the year. Further, mining has begun in the transition zone between the San Rafael Upper Zone and Zone 120 with approximately 10,000 tonnes mined to-date. The Company expects to realize an increase in silver production in the near term due the higher-grade silver areas in the Upper Zone and the transition zone.
  Production is expected to be the highest in Q4-2023 for calendar 2023 with both operations now accessing their highest silver grades for the year.
  Production guidance for 2023 remains unchanged but the Company expects to be at lower end of both the consolidated attributable silver production range of 2.2 and 2.6 million ounces and consolidated attributable silver equivalent production range of 5.5 and 6.0 million ounces.

“October production has started out strongly and the Company is confident that Q4-2023 will be its strongest silver production quarter following a challenging operating quarter in Q3-2023,” stated Americas President and CEO Darren Blasutti. “The Company is undertaking numerous operating decisions to increase both its overall silver production and its percentage of revenue generated from silver at the two operations in the coming quarters as it is anticipating much stronger silver prices in 2024.”

Consolidated Attributable Production*

	Q3-2023	Q3-2022	% Increase (Decrease) (Y-over-Y)
Silver Production (ounces)	0.39 Moz	0.33 Moz	17%
Zinc Production (pounds)	9.0 Mlbs	9.4 Mlbs	(5%)
Lead Production (pounds)	4.7 Mlbs	5.9 Mlbs	(20%)
Silver Equivalent Production (ounces)	1.0 Moz	1.3 Moz	(26%)

* Silver equivalent ounces for Q3-2023 and Q3-2022 were calculated based on silver, zinc and lead realized prices during each respective period throughout this press release. Guidance numbers were based on $22.00/oz silver, $1.45/lb zinc and $1.00/lb lead.

Attributable production from the 60% owned Galena Complex was approximately 209,000 ounces of silver and 1.8 million pounds of lead in Q3-2023, compared to approximately 145,000 ounces of silver and 2.1 million pounds of lead in Q3-2022. Towards the end of Q3-2023, the Galana Complex was unable to maintain targeted ore production due to mine mobile equipment availability. The issue has been largely resolved and, while improvements were too late to positively impact Q3-2023 results, October has had a strong start. The Company has found a specialized contractor that it will engage in November to repair the badly damaged few hundred feet of the Galena shaft.

The Cosalá Operations produced approximately 178,000 ounces of silver, 2.8 million pounds of lead and 9.0 million pounds of zinc in Q3-2023, compared with approximately 186,000 ounces of silver, 3.8 million pounds of lead and 9.4 million pounds of zinc in Q3-2022. Production during the quarter was negatively impacted by a cumulative 14 days of lost mill operating time due to heavy rainfall and tailings maintenance. The majority of the decrease in silver equivalent production compared to the prior year period is a result of 25% higher realized silver prices and 25% lower realized zinc prices, impacting the calculation by 0.3 million ounces. Production is expected to increase in Q4-2023 benefiting from the higher-grade silver areas in the Upper Zone of the San Rafael mine and stockpiled production from the Zone 120 deposit.

The Company’s production is expected to come in at the lower of end of 2023 guidance of attributable consolidated silver equivalent production between 5.5 and 6.0 million ounces and attributable consolidated silver production between 2.2 and 2.6 million ounces.

In connection with contemplated amendments to the existing convertible debentures held by funds managed by Delbrook Capital Advisors (“Debentures”) to provide an additional $2,000,000 in principal amount, the Company has agreed to amend the terms of its existing warrants held by funds managed by Delbrook Capital Advisors and affiliates (an aggregate of 3,500,000 common share purchase warrants, “Warrants”) to amend the exercise price from C$0.80 per warrant to C$0.55 per Warrant, a premium of 25% to October 27, 2023 closing price of C$0.44. The Warrants expire on June 21, 2026, and contain customary anti-dilution provisions, as well as customary blocker language regarding becoming a control person without required shareholder and TSX approvals. The amendments will be effective upon the entry into definitive documentation, and no earlier than November 13, 2023.

About Americas Gold and Silver Corporation

Americas Gold and Silver Corporation is a high-growth precious metals mining company with multiple assets in North America. The Company owns and operates the Cosalá Operations in Sinaloa, Mexico, manages the 60%-owned Galena Complex in Idaho, USA, and is re-evaluating the Relief Canyon mine in Nevada, USA. The Company also owns the San Felipe development project in Sonora, Mexico. For further information, please see SEDAR or www.americas-gold.com.

Technical Information and Qualified Persons

The scientific and technical information relating to the operation of the Company’s material operating mining properties contained herein has been reviewed and approved by Daren Dell, P.Eng., Chief Operating Officer of the Company. The Company’s current Annual Information Form and the NI 43-101 Technical Reports for its other material mineral properties, all of which are available on SEDAR at www.sedar.com, and EDGAR at www.sec.gov, contain further details regarding mineral reserve and mineral resource estimates, classification and reporting parameters, key assumptions and associated risks for each of the Company’s material mineral properties, including a breakdown by category.

All mining terms used herein have the meanings set forth in National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”), as required by Canadian securities regulatory authorities. These standards differ from the requirements of the SEC that are applicable to domestic United States reporting companies. Any mineral reserves and mineral resources reported by the Company in accordance with NI 43-101 may not qualify as such under SEC standards. Accordingly, information contained in this news release may not be comparable to similar information made public by companies subject to the SEC’s reporting and disclosure requirements.

Cautionary Statement on Forward-Looking Information:

This news release contains “forward-looking information” within the meaning of applicable securities laws. Forward-looking information includes, but is not limited to, Americas expectations, intentions, plans, assumptions and beliefs with respect to, among other things, estimated and targeted production rates and results for gold, silver and other metals, the expected prices of gold, silver and other metals, as well as the related costs, expenses and capital expenditures; production from the Galena Complex, including the expected production levels and potential additional mineral resources thereat; the expected timing and completion of the Galena Hoist project and the expected operational and production results therefrom, including the anticipated improvements to the cash costs per silver ounce and all-in sustaining costs per silver ounce at the Galena Complex following completion; and mining and processing operations at the Cosalá Operations continuing, including expected production levels and the continuity of legal access for employees and contractors; Guidance and outlook references contained in this press release were prepared based on current mine plan assumptions with respect to production, development, costs and capital expenditures, the metal price assumptions disclosed herein, and assumes no adverse impacts to operations from the COVID-19 pandemic, no further adverse impacts to the Cosalá Operations from blockades or work stoppages for any reason, and completion of the Galena Hoist project on its expected schedule and budget, and the realization of the anticipated benefits therefrom, and is subject to the risks and uncertainties outlined below. The ability to maintain cash flow positive production at the Cosalá Operations through meeting production targets and at the Galena Complex through implementing the Galena Recapitalization Plan, including the completion of the Galena Hoist project on its expected schedule and budget, allowing the Company to generate sufficient operating cash flows while facing market fluctuations in commodity prices and inflationary pressures, are significant judgments in the consolidated financial statements with respect to the Company’s liquidity. Should the Company experience negative operating cash flows in future periods, the Company may need to raise additional funds through the issuance of equity or debt securities. Often, but not always, forward-looking information can be identified by forward-looking words such as “anticipate”, “believe”, “expect”, “goal”, “plan”, “intend”, “potential’, “estimate”, “may”, “assume” and “will” or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions, or statements about future events or performance. Forward-looking information is based on the opinions and estimates of Americas as of the date such information is provided and is subject to known and unknown risks, uncertainties, and other factors that may cause the actual results, level of activity, performance, or achievements of Americas to be materially different from those expressed or implied by such forward-looking information. With respect to the business of Americas , these risks and uncertainties include risks relating to widespread epidemics or pandemic outbreak including the COVID-19 pandemic, including the emergence of new strains and/or the resurgence of COVID-19, actions that have been and may be taken by governmental authorities to contain the COVID-19 pandemic or to treat its impact and/or the availability, effectiveness and use of treatments and vaccines (including the effectiveness of boosters); the impact of COVID-19 on our workforce, suppliers and other essential resources and what effect those impacts, if they occur, would have on our business, including our ability to access goods and supplies, the ability to transport our products and impacts on employee productivity, the risks in connection with the operations, cash flow and results of the Company relating to the unknown duration and impact of the COVID-19 pandemic; interpretations or reinterpretations of geologic information; unfavorable exploration results; inability to obtain permits required for future exploration, development or production; general economic conditions and conditions affecting the industries in which the Company operates; the uncertainty of regulatory requirements and approvals; potential litigation; fluctuating mineral and commodity prices; the ability to obtain necessary future financing on acceptable terms or at all; the ability to operate the Company’s projects; and risks associated with the mining industry such as economic factors (including future commodity prices, currency fluctuations and energy prices), ground conditions, illegal blockades and other factors limiting mine access or regular operations without interruption, failure of plant, equipment, processes and transportation services to operate as anticipated, environmental risks, government regulation, actual results of current exploration and production activities, possible variations in ore grade or recovery rates, permitting timelines, capital and construction expenditures, reclamation activities, labor relations or disruptions, social and political developments, risks associated with generally elevated inflation and inflationary pressures, risks related to changing global economic conditions, and market volatility, risks relating to geopolitical instability, political unrest, war, and other global conflicts may result in adverse effects on macroeconomic conditions including volatility in financial markets, adverse changes in trade policies, inflation, supply chain disruptions and other risks of the mining industry. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated, or intended. Readers are cautioned not to place undue reliance on such information. Additional information regarding the factors that may cause actual results to differ materially from this forward‐looking information is available in Americas filings with the Canadian Securities Administrators on SEDAR and with the SEC. Americas does not undertake any obligation to update publicly or otherwise revise any forward-looking information whether as a result of new information, future events or other such factors which affect this information, except as required by law. Americas does not give any assurance (1) that Americas will achieve its expectations, or (2) concerning the result or timing thereof. All subsequent written and oral forward‐looking information concerning Americas are expressly qualified in their entirety by the cautionary statements above.

1 Silver equivalent ounces for the 2023 guidance references were calculated based on $22.00/oz silver, $1.00/lb lead and $1.45/lb zinc throughout this press release. Silver equivalent ounces for production in Q3-2023 and Q3-2022 were calculated based on silver, zinc and lead realized prices during the period throughout this press release.

Contacts

For more information:

Stefan Axell
VP, Corporate Development & Communications
Americas Gold and Silver Corporation
416-874-1708

Darren Blasutti
President and CEO
Americas Gold and Silver Corporation
416‐848‐9503